Exhibit 99.1

Provident Announces Strategic Transaction to Separate its Upstream and Midstream Businesses and Appointment of Douglas Haughey as President and CEO

News Release 08-10
April 19, 2010

All values are in Canadian dollars and conversion of natural gas volumes to barrels of oil equivalent (boe) are at 6:1 unless otherwise indicated.

CALGARY, ALBERTA - Provident Energy Trust (“Provident”, “the Trust”) (TSX-PVE.UN; NYSE-PVX) today announced it has reached an agreement to combine Provident’s Upstream business  with Midnight Oil Exploration Ltd. (TSX-MOX) (“Midnight”) in a $460 million transaction that, once approved, will form a new growth oriented, intermediate sized oil and gas producer (“NewCo”) with exposure to a portfolio of resource play upside. The Board of Directors has unanimously approved this proposal that, once implemented, will also enable Provident Midstream to continue as a pure play, cash-distributing natural gas liquids (NGL) infrastructure and services business. Going forward, Provident will be led by Douglas Haughey, who has been appointed to the position of President and Chief Executive Officer and Director succeeding Tom Buchanan who has decided to step down from his position as President and Chief Executive Officer and Director, effective April 28, 2010.

In addition, Provident announced that it has completed the buyout of all fixed price crude oil and natural gas swaps associated with its Midstream business unit for a total cost of $196 million. The buyout of these forward “mark to market” positions will allow the Trust to refocus its Commodity Price Risk Management Program on forward selling a portion of produced NGL products and inventory to lock-in margins for terms of up to one year.  Based on the current forward price strip, the buyout of the existing fixed price swaps will result in an increase in funds flow from operations, excluding the one-time cost of the hedge buyout in the second quarter of 2010. The Board will continue to set the distribution on a monthly basis and based on current forward commodity prices, Provident Midstream plans to maintain its cash distribution at $0.06 per month for the remainder of 2010.

“The separation of Provident’s businesses is intended to improve overall focus, competitiveness and enhance the growth profile of each business unit in order to realize the full potential of our assets and maximize long term unitholder returns,” said Provident President and Chief Executive Officer, Tom Buchanan. “These transactions will position Provident’s world class Midstream business for exciting growth as a cash-distributing, pure play with a strong balance sheet. Furthermore, the combination of Provident’s Upstream business with Midnight will allow Midnight’s strong technical team to exploit and develop the high impact resource potential of the combined asset base.”

Merger of Provident Upstream with Midnight Oil Exploration

Provident has entered into an arrangement agreement (the “Agreement”) with Midnight which provides for the strategic combination of Midnight’s oil and gas business with Provident Upstream pursuant to a plan of arrangement under the Business Corporations Act (Alberta) (the “Arrangement”). Under the Arrangement, Midnight will acquire all outstanding shares of Provident Energy Resources Inc., a wholly-owned subsidiary of Provident Energy Trust which holds all of the oil and gas properties and reserves associated with Provident’s Upstream business. Total consideration is approximately $460 million ($1.74 per unit) and will consist of $120 million in cash and 324 million shares of Midnight valued at $340 million, based on the 20 day weighted average trading price of Midnight shares on the Toronto Stock Exchange (“TSX”) of $1.05. Cash proceeds received by Provident, net of transaction costs, will be retained by Provident and directed towards repayment of long term debt under Provident’s revolving term credit facility.

Under the terms of the Arrangement, each Provident unitholder will directly receive 0.12225 shares of NewCo for every unit of Provident held and each Midnight shareholder will receive 0.1 shares of NewCo for every share of Midnight held. The exchange ratio incorporates a planned one for ten consolidation of Midnight shares pursuant to the terms of the Arrangement and immediately prior to the issuance of  NewCo shares. Provident unitholders will own 81 percent of NewCo and Midnight shareholders will own 19 percent of NewCo, upon completion of the Arrangement. Midnight Oil Exploration Ltd. is a Calgary based, junior energy company primarily focused on natural gas exploration, development and production in the Deep Basin portion of northwest Alberta. Common Shares of Midnight are listed on the TSX under the symbol “MOX”. Midnight focuses on selected multi-zone, high-potential areas of the Western Canadian Sedimentary Basin primarily in the Deep Basin of Northwest Alberta. Midnight's investment strategy is driven by a risk-balanced portfolio of high-potential resource exploration and development prospects and strategic acquisitions.

Upon successful conclusion of the transaction, the shares of NewCo (formerly Midnight shares) will be delivered to Provident unitholders in exchange for a portion of the units held by each Provident unitholder. Provident unitholders will continue to hold the remaining portion of their units in Provident Energy Trust following the Arrangement. The NewCo shares will continue to be listed on the TSX and the Provident units will continue to be listed on the TSX and the NYSE.

The Arrangement requires the approval of Provident unitholders and Midnight shareholders, as well as court and regulatory approvals that are typical of transactions of this nature. A joint management information circular and proxy statement outlining the details of the Arrangement will be mailed to Provident unitholders in mid May 2010 in connection with special meetings of Provident unitholders and Midnight shareholders, expected to occur on or about June 30, 2010. To be implemented, the Arrangement must be approved by not less than 66 2/3 percent of the votes cast by Provident unitholders and Midnight shareholders voting at the applicable meetings. Closing of the Arrangement is anticipated on or about June 30, 2010.

The $460 million value of this transaction reflects metrics of $43,810 per flowing barrel of oil equivalent per day (boed) of production, $13.69 per barrel of oil equivalent (boe) of total proved reserves and $8.27 per boe of total proved plus probable reserves. These transaction metrics are based on Provident’s December 31, 2009 NI 51-101 reserve report as prepared by independent evaluators and adjusted for dispositions in the first quarter of 2010. Once this transaction is complete, Provident will have realized over $1 billion in value from the disposition of its Canadian Upstream business in several transactions over the past year.

The combination of Provident’s Upstream business and Midnight will create a growth-oriented, intermediate oil and gas E&P company with pro forma oil and gas production of approximately 13,000 boed (34% oil and natural gas liquids) and over 500 identified drilling locations to pursue. The combined entity has significant resource exposure and access to a suite of low-risk development opportunities. Midnight’s expansive Deep Basin resources opportunities and the long life, low decline assets of Provident’s Upstream business will provide critical mass and cash flow to allow NewCo to aggressively exploit its substantial resource inventory. The portfolio of resource opportunities includes:

•	Significant net undeveloped land inventory of over 334,000 acres
•	Multi-zone (Cadomin, Nikanassin, Falher) opportunities in the Deep Basin
•	Montney potential in the Peace River Arch
•	Large OOIP, light oil pool at Dixonville
•	Slave Point horizontal multi-stage frac potential at Red Earth
•	Large oil potential in Northwest Alberta

Provident News Release NR 08-10
April 19, 2010

The table below illustrates the relative contribution from Midnight and Provident Upstream and the pro forma production and capitalization of the merged entity:
Pro Forma Transaction Information	Midnight	Provident Upstream	Transaction Adjustments	Pro Forma NewCo

Oil and Gas Production(1)
Total (boed)	2,500	10,500		13,000
% Gas	72%	63%		66%

Capitalization
Units / Shares Outstanding (million)(3)(4)(5)	75.3	265.2	324.2	399.6
NewCo 1:10 Share Consolidation	7.5		32.4	40.0
% Ownership of NewCo	19%	81%		100%
Total Net Debt ($ million)	25.0		130.0	155.0
(1) Current production figures based on 2010 guidance, adjusted for Q1 2010 dispositions.
(2) Provident Upstream 2009 year-end reserves adjusted to exclude reserves disposed in Q1 2010.
(3) Prior to 1:10 consolidation of NewCo shares.
(4) Exchange ratio of 1.2225 current MOX shares or 0.12225 NewCo shares for each PVE trust unit.
(5) Provident units do not include units to be issued pursuant to the DRIP program.

Provident’s financial advisory, legal fees and other direct fees associated with the Arrangement in respect of this transaction are expected to be approximately $8.0 million.

TD Securities Inc. is acting as financial advisor and Morgan Stanley & Co. Incorporated is acting as strategic advisor to Provident in connection with the Agreement with Midnight. Both TD Securities Inc. and Morgan Stanley & Co. Incorporated provided the Board of Directors of Provident Energy Ltd. with fairness opinions indicating that the consideration to be received by Provident unitholders under the Arrangement is fair, from a financial point of view, to holders of Provident units. Provident’s Canadian legal advisors are Macleod Dixon LLP and its U.S. legal advisors are Andrews Kurth LLP.

The Board of Directors of Provident Energy has unanimously approved the Agreement and based, in part, on the fairness opinions from Provident’s financial advisors, determined that the Arrangement is fair from a financial point of view and in the best interests of Provident and the holders of its trust units. Therefore, the Board has resolved to recommend that Provident unitholders vote their units in favour of the Arrangement. Each member of the Board of Directors of Provident Energy has indicated his intention to vote his units in favour of the Arrangement.

National Bank Financial Inc. and Cormark Securities Inc. are acting as financial advisors to Midnight.  National Bank Financial Inc. has provided Midnight's board of directors with its verbal opinion that, the consideration to be offered by Midnight in connection with the terms of the Arrangement is fair, subject to its review of the final form of the documents effecting the Arrangement, from a financial point of view, to Midnight shareholders. Paradigm Capital Inc. is acting as a strategic advisor to Midnight.

The Board of Directors of Midnight has unanimously approved the Agreement and based, in part, on the fairness opinion from Midnight’s financial advisor, determined that the Arrangement is fair from a financial point of view and in the best interests of Midnight and the holders of its shares. Therefore, the Midnight Board has resolved to recommend that Midnight shareholders vote their shares in favour of the Arrangement. Each member of the Board of Directors of Midnight has indicated his intention to vote his shares in favour of the Arrangement

The Arrangement Agreement prohibits Provident from soliciting or initiating any discussion regarding any other business combination or sale of material upstream assets, contains provisions for Midnight to match competing, unsolicited proposals and, subject to certain conditions, provides for a termination fee of $5 million payable to Provident by Midnight or $12 million payable to Midnight by Provident.

Provident News Release NR 08-10
April 19, 2010

Midstream Hedge Buyout and NGL Forward Selling Program

Provident has completed the buyout of all fixed price crude oil and natural gas swaps associated with its Midstream business unit for a total cost of $196 million. The buyout of Provident’s forward mark to market positions will allow the Trust to refocus its Commodity Price Risk Management Program on forward selling a portion of actual produced NGL products and inventory to lock-in margins for terms of up to one year.  Based on the current forward price strip, the buyout of the existing fixed price hedges will result in an increase in funds flow from operations (excluding the one-time cost of the hedge buyout in the second quarter of 2010), and will enhance the ability of Provident’s Midstream business unit to pay cash distributions in future years.

“Provident continues to actively manage its exposure to commodity price risk,” said Tom Buchanan. “While our Commodity Price Risk Management Program allowed us to manage volatile frac spread exposure in prior years through the use of crude oil and natural gas hedges, we believe that in the current commodity price environment, Provident will be better served by utilizing a strategy focused exclusively on forward selling the NGL products that we produce. The buyout of these Midstream hedges is a strategic use of our substantial available debt capacity and allows Provident to participate more fully in NGL extraction margins in future years. The overall objective of this initiative is to maintain Provident’s current monthly distribution with cash flow from our Midstream business on a standalone basis”

Specifically, Provident has settled all fixed price derivative positions that were designed to protect a minimum crude to gas or frac spread ratio for the remainder of 2010, 2011, 2012 and 2013. The buyout has eliminated all fixed price or non-participating derivative products on crude oil, natural gas and the CAD/USD foreign exchange rate. Provident has retained certain participating crude oil and natural gas swaps and the NGL throughput and inventory hedges that utilize financial derivative instruments based directly on underlying NGL products. The Trust expects to realize a hedging loss of approximately $196 million in the second quarter of 2010 as a result of these transactions. Based on the current forward price strip, management expects that cash flow will increase by an amount approximating the cost of the buyout for the latter half of 2010 through 2013, as a result of increased participation in extraction margins.

Management will continue to actively monitor commodity price risk and intends to continue to mitigate its impact through financial risk management activities. Provident will continue to utilize financial derivative instruments to protect NGL product prices, inventories and extraction margins for up to 12 months forward in order to protect the economics of the Midstream business. A revised summary of Provident’s current financial derivative positions will be made available on Provident’s website at www.providentenergy.com.

Provident Midstream

Provident Midstream is a world class NGL and commercial services business that operates world class extraction, gathering, transportation, storage and fractionation facilities, primarily located in western Canada. Provident’s NGL operations are the second largest in Canada extending from northeast British Columbia to Sarnia, Ontario and Lynchburg, Virginia. Physical facilities are enhanced by Provident’s marketing and logistics group which is North American in scope with offices in Calgary, Sarnia and Houston. Provident Midstream’s commercial services business serves Alberta’s growing oil sands industry by providing storage, blending, and terminalling services to oil sands producers and processers.

Following the successful conclusion of the spin-out and merger of Provident Upstream, Provident will continue operations as a cash-distributing, growth-oriented NGL facilities and services business. Management and the Board of Directors strongly believe that Provident’s world-class non-replicable Midstream business

Provident News Release NR 08-10
April 19, 2010

model, when positioned as a stand-alone entity, will provide superior long term value to investors, employees and other stakeholders of Provident. Provident also expects that a pure-play model will better align with the investment strategies of institutional investors and may also improve overall access to capital. Provident Midstream will have a clear and focused business strategy and strong leadership, supported by a competitive cost structure and a healthy balance sheet.

The Board of Directors and management team will continue to evaluate conversion to a corporation and expect to be in a position to communicate a conversion plan to unitholders later this year, following the conclusion of the Arrangement.

Long Term Debt

After the hedge buyout and following the approval and successful conclusion of the Arrangement, Provident expects to have approximately $220 million drawn on its revolving term credit facility. This includes the cost of separating and restructuring the Provident businesses estimated to be approximately $25 million. This favourable level of bank debt affords Provident valuable financial flexibility moving forward. Provident Midstream will be working with its syndicate of lenders in the upcoming weeks to renew its senior secured revolving term credit facility. More information on the revised borrowing base and terms of the facility will be communicated once a new agreement is reached with Provident’s lenders.

Appointment of New President and Chief Executive Officer

Provident is pleased to announce the appointment of Mr. Douglas Haughey to the position of President and Chief Executive Officer and Director. Mr. Haughey will succeed Mr. Tom Buchanan who will be stepping down from his position as President and Chief Executive Officer and Director effective April 28, 2010.  Mr. Buchanan co-founded and has led Provident Energy Trust, and its predecessor Founder’s Energy, since 1993.

Mr. Haughey is a seasoned executive with over 30 years of diverse energy experience. He held various executive roles with large North American energy infrastructure and commercial services businesses. Most recently he was responsible for Spectra Energy’s Canadian midstream business and was President and Chief Executive Officer of Spectra Energy Income Fund.

“Mr. Haughey brings extensive energy industry experience” said John Zaozirny, Chairman of Provident’s Board of Directors. “He has a proven track record of profitable growth and we believe he is the right individual to lead the Provident team forward as a premier Midstream facilities and commercial services trust.”

“On behalf of Provident’s unitholders, the Board wishes to sincerely thank Mr. Buchanan for his exemplary contributions and visionary leadership of this organization since its founding almost two decades ago,” said Mr. Zaozirny. “We wish Tom continued success in his career and all the best with his next opportunity.”

“It has been an honour to have had the privilege to lead Provident over the past 17 years,” said Tom Buchanan. “We have successfully transitioned Provident with a clear path forward and I am confident that our businesses are well positioned to add value with strong leadership going forward. I would like to thank the unitholders, the Board, my senior management team and all Provident employees for their outstanding commitment, focus and support over the past many years.”

Provident also announces that Cameron Vouri, President of the Upstream Business Unit will step down effective April 30, 2010 and that Daniel O’Byrne, Executive Vice President and Chief Operating Officer will assume full responsibility for the Upstream Business Unit until the closing of the Arrangement with Midnight, and will retire at that time.

Provident News Release NR 08-10
April 19, 2010

“I would like to thank both Dan and Cam for their outstanding leadership and contribution to the success of Provident over the past several years” said Tom Buchanan. “Dan and Cam were instrumental in helping facilitate the strategic growth of Provident’s diversified asset base.”

Distributions

The Board of Directors will continue to set the distribution on a monthly basis and intends to pay a $0.06 monthly cash distribution to unitholders, up to and beyond the special meeting of unitholders, expected to occur on or about June 30, 2010. Following the successful conclusion of the Arrangement, Provident’s distribution policy will be designed to provide adequate cash flow to fund facility maintenance and a modest growth program, while maintaining a competitive level of debt. Subject to current forward commodity price assumptions, management currently estimates that Provident will be in a position to distribute $0.06 per month as a stand-alone trust through the remainder of 2010.

Conference Call

Provident will hold a conference call to discuss these developments with investors, analysts and the media. The conference call is scheduled for 9:30 AM EDT / 7:30 AM MDT, on Tuesday April 20, 2010.  Participants may access the call by dialing 1-416-340-2217 or 1-866-696-5910 within Canada and the United States and entering 5021768 when asked for a passcode.  Please call in 5 to 10 minutes prior to the scheduled start time. A replay of the conference call will be available on Provident’s website and by dialing 1-800-408-3053 and use passcode 5885632.

Provident Energy Trust is a Calgary-based, open-ended energy income trust that owns and manages a natural gas liquids (NGL) midstream services and marketing business and an oil and gas production business. Provident’s oil and gas portfolio is located in some of the most stable and predictable producing regions in Western Canada. Provident’s Midstream facilities are also strategically located in Western Canada and in the premium NGL markets in Eastern Canada and the U.S. Provident provides monthly cash distributions to its unitholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE.UN and PVX, respectively.

This document contains certain forward-looking information concerning Provident, as well as other expectations, plans, goals, objectives, information or statements about future events, conditions, results of operations, performance, future funds flow from operations, hedging losses, benefits of the Arrangement, receipt of regulatory approvals and anticipated distributions that may constitute “forward-looking information” under applicable securities legislation. Such information involves substantial known and unknown risks and uncertainties, certain of which are beyond Provident’s control, including the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities. The material risk factors affecting Provident and its businesses are contained in the Provident’s annual information form which available under Provident’s issuer profile on SEDAR and www.sedar.com.

Such forward-looking information is based on a number of assumptions which may prove to be incorrect.  In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things, commodity prices, operating conditions, capital and other expenditures, project development activities, the ability of Provident to complete the Arrangement and to realize anticipated benefits and the ability of Provident to obtain all required regulatory approvals. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used..

Although Provident believes that the expectations reflected in such forward-looking information are reasonable, undue reliance should not be placed on forward-looking information because Provident can give no assurance that such expectations will prove to be correct.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Provident and described in the forward-looking information.

The forward-looking information contained in this news release is made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise unless so required by applicable securities laws.  The forward-looking information contained in this news release is expressly qualified by this cautionary statement.

Provident has adopted the standard of 6 mcf:1 boe when converting natural gas to barrels of oil equivalent. Boe may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Provident News Release NR 08-10
April 19, 2010

Investor and Media Contact: Dallas McConnell Director, Investor Relations Phone (403) 231-6710 Email: info@providentenergy.com	Corporate Head Office: 2100, 250 –2nd Street SW Calgary, Alberta T2P 0C1 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 264-5820 www.providentenergy.com

Provident News Release NR 08-10
April 19, 2010